37- 4120 Ridgeway Drive,Mississauga, Ontario L5L 5S9 Canada

Tel: 289-997-6740, Fax: 416-352-5712

www.algaedynamics.com

September 29, 2016

Via EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention:	Suzanne Hayes, Assistant Division Director
Josh Samples and Erin Jaskot

Re:	Algae Dynamics Corp.
Request for Withdrawal
Registration Statement on Form S-1
Amendment No. 1
Filed September 28, 2016
File No. 333-199612

Mesdames Hayes and Jaskot and Mr. Samples:

Please accept this letter as a request of Algae Dynamics Corp. (the « Registrant ») to withdraw the above- captioned filing. As you discussed with the Registrant’s counsel, J.P. Galda, this filing was intended to amend Registration No. 333-21320 and we are proceeding to refile under the correct registration number.

Very truly yours,

Ross Eastley
Chief Financial Officer